United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer - KLA Instruments Corp.

Title or Class of Securities - Common Stock

CUSIP Number - 482480100

Check the following box if a fee is being paid with this statement [ ].

Cusip No. 482480100

Page 2 of 10 Pages

1.  Name of Reporting Person
    (S.S. or I.R.S. Identification No. of above person)

Twentieth Century Companies, Inc. - 43-1325032

2.  Check the appropriate box if a member of a group* - N/A

3.  SEC Use Only

4.  Citizenship or place of organization

Delaware

5.  Sole voting power

N/A

6.  Shared voting power

N/A

7.  Sole dispositive power


N/A

8.  Shared dispositive power

N/A

9.  Aggregate amount beneficially owned by each reporting person

N/A

10. Check box if the aggregate amount in Row (9) excludes certain shares -

N/A

11.  Percent of class represented by amount in Row 9

N/A

12.  Type of reporting person*

HC

Cusip No. 482480100

Page 3 of 10 Pages

1.  Name of Reporting Person
    (S.S. or I.R.S. Identification No. of above person)

Investors Research Corporation - 44-0640487

2.  Check the appropriate box if a member of a group* - N/A

3.  SEC Use Only

4.  Citizenship or place of organization

Delaware

5.  Sole voting power

N/A

6.  Shared voting power

N/A


7.  Sole dispositive power

N/A

8.  Shared dispositive power

N/A

9.  Aggregate amount beneficially owned by each reporting person

N/A

10. Check box if the aggregate amount in Row (9) excludes certain shares -

N/A

11.  Percent of class represented by amount in Row 9

N/A

12.  Type of reporting person*

IA

Cusip No. 482480100

Page 4 of 10 Pages

1.  Name of Reporting Person
    (S.S. or I.R.S. Identification No. of above person)

Twentieth Century Investors, Inc. - 44-6006315

2.  Check the appropriate box if a member of a group* - N/A

3.  SEC Use Only

4.  Citizenship or place of organization

Maryland

5.  Sole voting power

N/A

6.  Shared voting power

N/A

7.  Sole dispositive power

N/A

8.  Shared dispositive power

N/A

9.  Aggregate amount beneficially owned by each reporting person

N/A

10. Check box if the aggregate amount in Row (9) excludes certain shares -

N/A

11.  Percent of class represented by amount in Row 9

N/A

12.  Type of reporting person*

IV

Cusip No. 482480100

Page 5 of 10 Pages

1.  Name of Reporting Person
    (S.S. or I.R.S. Identification No. of above person)

James E. Stowers, Jr. - ###-##-####

2.  Check the appropriate box if a member of a group* - N/A

3.  SEC Use Only

4.  Citizenship or place of organization

United States

5.  Sole voting power

N/A

6.  Shared voting power

N/A

7.  Sole dispositive power

N/A

8.  Shared dispositive power

N/A

9.  Aggregate amount beneficially owned by each reporting person

N/A

10. Check box if the aggregate amount in Row (9) excludes certain shares -

N/A

11.  Percent of class represented by amount in Row 9

N/A

12.  Type of reporting person*

IN

SCHEDULE 13G


Item 1(a).     NAME OF ISSUER

     KLA Instruments Corp.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     16215 Alton Pkwy.
     Irvine, CA 92713

Item 2(a).   NAME OF PERSONS FILING

     Twentieth Century Companies, Inc., on its behalf and on behalf of:

     Investors Research Corporation
     Twentieth Century Investors, Inc.
     James E. Stowers, Jr.

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
             RESIDENCE

     4500 Main Street, P.O. Box 418210, Kansas City, MO 64141-
     9210  Attn:  David H. Reinmiller

Item 2(c).   CITIZENSHIP

Delaware

Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock

Item 2(e).     CUSIP NO.

     482480100

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-
          1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

     g [ X ]   Parent Holding Company, in accordance with
               Rule 13d-1(b)(ii)(G) (Note:  See Item 7).

Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:
          N/A

     (b)  Percent of class:

          N/A

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
               N/A

          (ii) shared power to vote or to direct the vote:
               N/A

          (iii)sole power to dispose or to direct the disposition of: N/A

          (iv) shared power to dispose or to direct the disposition of: N/A

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Investors Research Corporation, a registered investment adviser and a wholly-owned subsidiary of Twentieth Century Companies, Inc., manages, pursuant to management agreements, the investments of six registered investment companies, Twentieth Century Investors, Inc., Twentieth Century World Investors, Inc., Twentieth Century Capital Portfolios, Inc., Twentieth Century Premium Reserves, Inc., TCI Portfolios, Inc., and Twentieth Century Strategic Asset Allocations, Inc. It also manages the assets of institutional investor accounts. The securities that are the subject of this report are owned by and held for such investment companies and separate institutional investor accounts. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for such investment companies and separate institutional investor accounts.

     For further information regarding the ownership of the securities that are the subject of this report, see Exhibit A attached hereto.

 Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     See attached Exhibits A and B.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A

Item 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 9, 1996              TWENTIETH CENTURY COMPANIES, INC.
       Date

                              By: /s/ William M. Lyons
                                  William M. Lyons
                                  Executive Vice President

EXHIBIT A

IDENTITY AND ITEM 3 CLASSIFICATION OF A SUBSIDIARY OF PARENT HOLDING COMPANIES

     This Schedule 13G is being filed by Twentieth Century Companies, Inc. ("TCC"). Investors Research Corporation ("IRC"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is a wholly-owned subsidiary of TCC. Mr. James E. Stowers, Jr., controls TCC by virtue of his beneficial ownership of a majority of the voting stock of TCC.

     As a result of its status as investment advisor to six investment companies registered under Section 8 of the Investment Company Act and to several institutional investors, IRC is deemed to be the beneficial owner of and has the sole authority to dispose of and vote certain shares (the "Shares") of the outstanding common stock of KLA Instruments Corp. (the "Issuer").

     TCC, as a result of its control of IRC, and Mr. Stowers, as a result of his control of TCC, are also deemed to beneficially own all such shares deemed to be beneficially owned by IRC. Mr. Stowers, TCC and IRC all disclaim beneficial ownership of the Shares.

     The ownership of one investment company client of IRC, Twentieth Century Investors, Inc. ("TCI"), formerly totalled more than 5% of a class of securities of the Issuer.

     This Schedule 13G is being filed by TCC on behalf of TCC, IRC, TCI and Mr. Stowers.

EXHIBIT B

Rule 13d-1(f)(1)(iii) Agreement


     Each of the undersigned hereby agrees and consents to the execution and joint filing on its or his behalf by Twentieth Century Companies, Inc. of this
Schedule 13G respecting the beneficial ownership of the common stock of KLA Instruments Corp. at December 31, 1995.

     Dated this 9th day of February, 1996.

                              Twentieth Century Companies, Inc.


                              By: /s/ William M. Lyons

                                  William M. Lyons
                                  Executive Vice President


                              Investors Research Corporation


                              By: /s/ William M. Lyons

                                  William M. Lyons
                                  Executive Vice President


                              Twentieth Century Investors, Inc.


                              By: /s/ William M. Lyons

                                  William M. Lyons
                                  Executive Vice President



                                  /s/ James E. Stowers, Jr.
                                  James E. Stowers, Jr.